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November 1, 2005	Writer’s Direct Contact (650) 813-5620 MPhillips@mofo.com

By Telefacsimile and Mail

Ms. Peggy Fisher

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDS Uniphase Corporation

Amendment No. 2 to Registration Statement on Form S-4 filed October 26, 2005

Registration No. 333-128830

Dear Ms. Fisher:

On behalf of our client, JDS Uniphase Corporation (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of October 28, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Special Cash Dividends, page 40

1.

We note that the cash and/or shares of JDS Uniphase common stock to be distributed as a special cash dividend will not be distributed in accordance with the liquidation preferences set forth in Agility’s certificate of incorporation. This appears to result in the holders of the more senior series of preferred stock receiving an aggregate amount which is in excess of the applicable liquidation preference contemplated by the certificate of incorporation (for example, the Series E preferred stockholders will be receiving in the aggregate an amount in excess of the $0.257 per share liquidation preference), while, presumably, the holders of the more junior series of preferred stock will receive less consideration than they would otherwise receive if the cash and/or shares of JDS Uniphase common stock to be distributed as a special cash dividend were treated as consideration received in

Ms. Peggy Fisher

November 1, 2005

Page Two

connection with the merger. With a view towards revised disclosure, please provide us with an analysis as to why the cash and/or shares of JDS Uniphase common stock to be distributed as a special cash dividend should not be considered as a part of the total merger consideration payable under the merger agreement and, as such, distributed in accordance with the liquidation preferences set forth in Agility’s certificate of incorporation.

RESPONSE:

In working with JDS Uniphase to respond to the Staff’s comments in its letter, dated October 21, 2005, Agility Communications, Inc. (“Agility”) noted that the liquidation preferences contained in its current charter provides that any previously declared dividends (whether paid or payable) are to be paid in addition to any proceeds to which the holders of a specific series of preferred stock are entitled by operation of the liquidation preferences. So, for example, the holders of Series E preferred stock are currently entitled to receive an aggregate of $0.257 per share “plus all declared but unpaid dividend thereon” (emphasis added). As a result, the estimated merger proceeds and dividend payments were recalculated and revised in the Amendment #2 to the Registration Statement on S-4 filed on October 26, 2005 (“Amendment #2”) to conform such estimates with the actual language of Agility’s charter and the proposed amendment to such charter discussed in Proposal No. 2 (the “Charter Amendment”) as previously reviewed by the Staff.

Supplementally, we advise the Staff that the Strategic Alternatives Committee of the Board of Directors of Agility has subsequently clarified that the intent of the committee and of the Agility Board of Directors is to provide for the amendment of Agility’s charter so as to place Agility’s stockholders in the same relative economic position as they would have been if the aggregate amount of the special cash dividend had instead been included in the merger consideration received from JDS Uniphase and paid out directly through the liquidation preferences of Agility’s charter, since the dividend is occasioned by the acquisition and would not otherwise be paid. Also note that Section 2.5(b) of the Merger Agreement provides that if Agility does not have sufficient cash available to pay special cash dividends to its stockholders of at least an aggregate of $13.3 million less Agility’s transaction expenses, JDS Uniphase is obligated to either loan Agility additional cash as needed to make up the cash shortfall, or alternately may choose to increase the total amount of merger consideration paid to Agility (in the form of additional shares of JDS Uniphase common stock) by a like amount. If JDS Uniphase were to elect the latter course of action, any such stock consideration would be distributed to Agility’s stockholders in accordance with its liquidation preferences. This provision reflects the consistent understanding among the parties that Agility’s stockholders are intended to be largely indifferent economically to receiving merger proceeds by way of dividend payments or through distribution of liquidation preferences.

Ms. Peggy Fisher

November 1, 2005

Page Three

Therefore, Agility has revised its Charter Amendment included in Amendment #3 to the Registration Statement on S-4 filed concurrently with this letter (“Amendment #3”) to conform fully to this business understanding of the parties. The Charter Amendment now provides that the amount of any special cash dividend paid or payable to any Agility stockholder shall be included in the calculation of any amounts due pursuant to the operation of Agility’s liquidation preferences.

2.	Please provide us with an analysis of whether the special cash dividend will be consistent with applicable Delaware and California state law.

RESPONSE:

Under Delaware law, a “dividend” is a distribution to stockholders out of earnings, profits, or undivided surplus constituting a return to the stockholders upon their investment. Lyman v. Gallagher, 526 A.2d 878, 882 (Del. 1987). Dividends may be paid from either of two sources: (a) “surplus”, which is the amount of net assets in excess of capital of the corporation, as determined by resolution of the board of directors, or (b) in the case there is no surplus, net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See Del. Code Ann. tit. 8, §§ 154, 170. Agility currently intends to pay the proposed special cash dividend out of its surplus.

Although Agility is incorporated in Delaware, Section 2115 of the California Corporations Code applies certain provisions of California corporate law to foreign corporations with a significant nexus in California.1 The term “dividend” is not explicitly defined in the California Corporations Code, and therefore the payment of dividends by a corporation is governed by general provisions relating to distributions to stockholders. See Cal. Corp. Code § 166. Under Section 500 of the California Corporations Code, a corporation may make a distribution to its stockholders if such distribution meets one of the following tests: (a) the amount of the corporation’s retained earnings immediately prior to the distribution equals or exceeds the proposed distribution; or (b) after giving effect to the distribution, (1) the assets of the corporation (exclusive of certain intangibles) are at least equal to one and one quarter times its liabilities (excluding certain deferred items) and (2) its current assets are at least equal to its current liabilities, each as classified under generally accepted accounting principles. Agility currently believes that the proposed special cash dividend will meet the test described in subsection (b).

[1]	The Delaware Supreme Court recently held in VantagePoint Venture Partners 1996 v. Examen, Inc. No. 127, 2005 (Del. May 5, 2005) that Section 2115 of the California Corporations Code is not applicable to companies incorporated in Delaware, but since the California courts have not ruled on this issue, the applicability of Section 2115 is still uncertain.

Ms. Peggy Fisher

November 1, 2005

Page Four

In additional to the Delaware and California statutory tests noted above, Agility is also required to follow the senior preferred stock distribution preferences contained in its charter. As noted above in the response to Staff’s comment #1, the Charter Amendment is intended to allow Agility to pay the special cash dividend in accordance with the liquidation preferences, and also be in compliance with its dividend preferences.

Proposal No. 2, page 60

3.	Please expand the disclosure to discuss the reasons the Board believes that shareholders should approve this proposal and why it is in the best interests of Agility stockholders. Disclose clearly the effect of this amendment by identifying each series of preferred stock that will lose the right to receive dividends if the proposal is approved. Provide us with the analysis as to how Agility’s board determined that its approval of the amendment to the dividend provisions contained in Agility’s certificate of incorporation is consistent with their fiduciary duties to the holders of each class and series of Agility’s capital stock.

RESPONSE:

The discussion in Proposal #2 contained in Amendment #3 has been revised in response to the Staff’s comments.

Agility’s board of directors believes that the Charter Amendment is consistent with implementing the intent of the Agreement and Plan of Merger by and among JDS Uniphase Corporation, Agility and certain other parties dated September 6, 2005 (the “Merger Agreement”) and the liquidation preference provisions of Agility’s existing charter. The special cash dividend is occasioned by the merger, the Agility board of directors has conditioned such payment on the completion of the merger, and the proposed change to the dividend preferences contained in the Charter Amendment, if approved by the requisite stockholders, will only apply to a dividend paid out in connection with the transactions contemplated by the Merger Agreement. Otherwise, the previously applicable dividend provisions will not be affected. In addition, as discussed above in the response to Staff’s comment #1, the intent of the Charter Amendment is to place Agility’s stockholders in a position where they are largely indifferent economically to receiving proceeds in connection with the merger by way of dividend payments or distribution of liquidation preferences. Furthermore, as the revised discussion in Amendment #3 clarifies, the Charter Amendment must be approved by a majority of holders of Agility’s Series A, Series B, Series C, Series D and Series D-1 preferred stock (in addition to the other approval thresholds previously disclosed), as such holders would be adversely affected by the Charter Amendment.

With respect to the fiduciary duties of Agility’s board of directors in making decisions where there are conflicting interests among classes of stock, “the directors’ primary duty runs

Ms. Peggy Fisher

November 1, 2005

Page Five

to the corporation as a whole, and only secondarily to its stockholders, so that decisions on matters of directorial discretion only can be properly measured solely in terms of the corporate interest, even though the decision itself necessarily advances the interests of one class of stock at the expense of another.” Drexler, David A, Lewis S. Black, Jr. & A. Gilchrist Sparks, III, Delaware Corporation Law and Practice § 15.13, at 15-105 (2004). Furthermore, “where the matter for directorial action directly concerns the preferences or limitations affecting a class or classes of preferred stock, the scope of the directors’ obligation is contractual, and the rights of preferred stockholders vis-à-vis the corporation will generally be measured strictly by the terms of the charter provisions creating such preferences or limitations,” id. In the present context, Agility’s board of directors believes that by recommending that the stockholders of Agility approve the Charter Amendment, the board is acting to reconcile provisions in its charter that, based on an unusual set of circumstances presented by the deal structure of the Merger Agreement, are in conflict, in a manner that comports with the overarching intent of Agility’s charter that a merger be treated as a deemed liquidation. Further Agility’s stockholders must approve the Charter Amendment for it to become effective, and as now made clear by the revised discussion in Amendment #3, the consent a majority of the shares of the adversely affected series of Agility’s preferred stock, voting separately as a class (on an as if converted basis), must be obtained, providing further protection to such stockholders and a right to vote specifically on this issue.

Undertakings

4.	Please also include the undertakings required by clauses (2) and (3) of Item 512(a) of Regulation S-K.

RESPONSE:

The Company has revised the Registration Statement to include the undertakings required by clauses (2) and (3) of Item 512(a) of Regulation S-K.

Very truly yours,

/s/ Michael C. Phillips
Michael C. Phillips

cc:	Kevin Kennedy, JDS Uniphase Corporation